Exhibit 4.1

CTW CAYMAN

Number	Shares
[ ]	- [ ] Class A Ordinary -

Incorporated under the laws of the Cayman Islands

Share Capital is US$50,000 divided into 500,000,000 shares, of a par value of US$0.0001 each, comprising of (i) 200,000,000 Class A ordinary Shares of a par value of US$0.0001 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 280,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles of Association of the Company.

THIS IS TO CERTIFY THAT [      ] is the registered holder of [       ] Class A Ordinary Shares in the above-named Company subject to the Amended and Restated Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the                  day of                        2025 by:

DIRECTOR ___________________________________